Exhibit 99.1

[Logo] Zarlink Semiconductor

Zarlink Semiconductor Completes Sale of RF Front-End Consumer Business to Intel

OTTAWA, CANADA, November 15, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) and its UK subsidiary, Zarlink Semiconductor Limited, today concluded the sale of the assets of the RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited. The companies had previously announced the signing of a definitive agreement on October 7, 2005.

      The total sale price was approximately US$70 million, of which US$68 million was payable in cash and US$2 million in other consideration. In addition, approximately 70 employees of Zarlink's RF Front-End Consumer Business are transferring to Intel Corporation (UK) Limited.

      For information on Zarlink's digital television technology, please visit http//dtv.zarlink.com.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to achieve profitability and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to currency exchange rate fluctuations and other factors inherent in our


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international operations; and other factors referenced in our Annual Report on
Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink, ZL, and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Zarlink (Media)                             Zarlink (Investor Relations)
Michael Salter                              Mike McGinn
Media Relations                             Investor Relations
613 270-7115                                613 270-7201
michael.salter@zarlink.com                  mike.mcginn@zarlink.com